ทะเบียนเลขที่ บมจ. 53

File No. 82-3827

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

No. PTTEP 810/141/2002

02049304

Finance Dept.
Tel. 66 (0) 2537-4512

Date: July 22, 2002

Subject: Evergreen Filing for PTT Exploration and Production Public Co., Ltd. (PTTEP)

Attn: United States Securities and Exchange Commission

To maintain the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for foreign private issuers, PTT Exploration and Production Public Company Limited (PTTEP) (File No. 82-3827) would like to provide as follows (s):

- ☐ Annual Report of ____________________
- ☐ Financial Statement ____________________
- ☐ News Release on ____________________
- ☑ Copy of the letter to the Stock Exchange of Thailand dated July 22, 2002: "Exploration and Production Investment in Oman"
- ☐ Others ____________________

SUPPL

PROCESSED
AUG 30 2002
THOMSON FINANCIAL

Yours sincerely,

Wanna-arpa P.

Wanna-arpa Pukphibulya
Senior Officer, Investor Relations

dlw 8/28

SEC MAIL RECEIVED PROCESSING SECTION
JUL 30 2002
WASH. D.C. 155

แบบฟอร์ม No-82-3827/22/7/02

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.810 / ๒๒๘ /02

Finance Department
Tel. 02-537-4512

July ๒๒, 2002

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Exploration and Production Investment in Oman

PTT Exploration and Production Public Company Limited (PTTEP) would like to announce that on July 21, 2002, PTTEP Middle East Company Limited (PTTEP ME), an affiliate of PTTEP, signed an Exploration and Production Sharing Agreement with Omani Government to invest and operate in Exploration Block 44 with 100% interest.

Block 44 is situated onshore in northwestern part of Oman and covers approximately 1,162 square kilometers. It is located about 300 kilometers west of Muscat City, and adjacent to Safah oil field.

After the signing and upon ratification of the Royal Decree by His Majesty Sultan Qaboos bin Said, Sultan of Oman, the Company will conduct 2D seismic survey and perform technical study in the first two years before drilling an exploration well in the third year. The Company is committed to spend at least US$9 million for the first three years of exploration period.

PTTEP has been interested in expanding its exploration and production investments into the Middle East, one of the world's highest potential area for petroleum reserves. The investment in Oman represents PTTEP's strategic plan to expand its exploration and production activities, and will enhance opportunities to establish relationship within the region. In 2001, Oman was the second largest source of crude oil import for Thailand.

Yours sincerely,

Chitrapongse Kwangsukstith
President

SEC MAIL PROCESSING
RECEIVED
JUL 3 0 2002
WASH, D.C. 155 SECTION